FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Purchases Additional Shares of Nippon Steel Corporation

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 14, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

July 14, 2006

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui Purchases Additional Shares of Nippon Steel Corporation

Mitsui & Co., Ltd. (“Mitsui”) announced today that it had purchased additional shares of Nippon Steel Corporation (“Nippon Steel”). The details of the purchase are as follows:

➢ Number of shares purchased	: 23,027,000 shares
➢ Purchase amount	: 10 billion yen

	Number of shares held	% of total shares outstanding
As of March 31, 2006:	21,263,632 shares	0.31%
As of July 14, 2006 :	44,290,632 shares	0.65%

Through this purchase, Mitsui intends to further strengthen its long-standing relationship with Nippon Steel, an important and reliable partner, amid the ongoing worldwide consolidation in the steel industry. Mitsui expects to expand its business with Nippon Steel mainly in the two companies’ key areas of strength, such as high-end steel products for the automobile and energy industries.

Mitsui is reengineering its business portfolio as part of the key initiatives outlined in its Medium-term Management Outlook, and is recycling assets through the outright sale and swapping of shares in companies jointly owned by Mitsui and Nippon Steel, and through disposal of shares with limited strategic value.

For further information, please contact:

Mitsui & Co., Ltd.	Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596
Facsimile : +81-3-3285-9819	Facsimile : +81-3-3285-9819
Email: infoTKADZ@mitsui.com

Note: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.